Exhibit 1

CORNWALL CAPITAL
James A. Mai
Managing Member

September 6, 2012

Via Federal Express

Board of Directors
American Pacific Corporation
3883 Howard Hughes Parkway, Suite 700
Las Vegas, Nevada 89169
Attention:  Company Secretary

Ladies and Gentlemen:

Cornwall Capital Management LP is the investment manager of a fund (collectively, “Cornwall”) that owns over 12% of the outstanding common stock of American Pacific Corporation (the “Company” or “Ampac”).  I am writing on behalf of Cornwall to request board representation.

In light of the recent divestiture of its Aerospace Equipment segment, Cornwall believes the Company is at a critical strategic juncture.  While its strengthened balance sheet creates substantial opportunities for growth, the Board has an inconsistent track record allocating capital for its shareholders.  Before engaging further in any corporate finance activities, Cornwall believes it is imperative for the Board to (i) evaluate its long-term strategic plan, and (ii) clarify the standards governing its capital allocation decisions.

After speaking informally with several members of the Board, we have concluded that neither of these steps is likely, unless Cornwall is directly involved in the decision-making process at the Board level.  As the Company’s largest shareholder, with an ownership stake in excess of the entire ownership of the existing twelve-person Board, we propose that two of the current directors should be replaced by two persons designated by us.  Given the timing of advanced notice for nomination of directors, we respectfully request that you advise us of your intentions by Friday, September 14, 2012.

We do not wish to bring about distractions; however, Cornwall believes that its representation on the Board at this juncture will only benefit the Company.  We believe Ampac can be a substantially larger company, with a liquid stock that commands a much higher value per share in the open market.

Sincerely,

/s/ James Mai

Cornwall Capital Management LP | One Rockefeller Plaza, 24th Floor | New York, NY 10020
Telephone: (646) 502-8980 | Fax: (212) 918-7938